May 30, 2018

Harald Gurvin
Chief Financial Officer
Ship Finance International Ltd
Par-la-Ville Place, 14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

       Re: Ship Finance International LTD
           Form 20-F for the Year Ended December 31, 2017
           Form 6-K furnished February 28, 2018
           File No. 001-32199

Dear Mr. Gurvin:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 6-K furnished February 28, 2018

Selected Key Financial Data, page 1

1. Please explain the difference both quantitatively and qualitatively between "total charter revenues" as presented in selected key financial data and "total operating revenues"
       presented on page 6. We note that the company has certain wholly-owned subsidiaries which are accounted for using the equity method because as it has been determined under
       ASC 810 that they are variable interest entities in which Ship Finance International Ltd. is not the primary beneficiary. It appears that "total charter revenues" include revenue from these entities using a method other than the equity method of accounting. Inclusion of your proportionate economic ownership (i.e. 100%) appears to create a non-GAAP measure that is not consistent with the guidance in Question 100.04 of the Non-GAAP
       Compliance and Disclosure Interpretations and Rule 100(b) of Regulation
G. Please
 Harald Gurvin
Ship Finance International Ltd
May 30, 2018
Page 2
         explain.
2. We note at the top of page 2 you disclose that reported net operating income pursuant to
         US GAAP for the quarter was $38.6 million, or $.38 per share, and reported net income was $20.1 million, or $.20 per share. Adjusted for various non-cash and one-off items, the result was $24.9 million, or $.24 per share. Please note that this adjusted amount should be labeled as a non-GAAP financial measure and should be accompanied by a reconciliation as required by Regulation G.
Appendix 1, page 10

3. We note from Appendix 1 that the reconciliation of net income to Adjusted EBITDA includes several adjustments related to your investments in subsidiaries accounted for
         under the equity method such as, charter revenue   finance lease
adjustment, interest
         income from associates, and results in associates. Please explain to us the nature of these adjustments and tell us why you are adjusting for these items in your Adjusted EBITDA measure. Also, please tell us the nature of the repayment of investment in finance leases adjustment and why you are adjusting for this amount in your Adjusted EBITDA measure.
Form 20-F for the Year Ended December 31, 2017

Financial Statements
Consolidated Statements of Changes in Stockholders' Equity, page F-8

4. Please tell us the nature of the significant change in additional paid in capital in the amount of $137 million related to the convertible notes due 2021.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.

FirstName LastNameHarald Gurvin
Comapany NameShip Finance International Ltd
                                                                 Division of
Corporation Finance
May 30, 2018 Page 2                                              Office of
Transportation and Leisure
FirstName LastName